September 19, 2005

BY FACIMILI ((202) 772-9209) AND ELECTRONIC SUBMISSION

Attention: David Roberts

Securities and Exchange Commission

450 5th Street NW

Washington, D.C. 20549-1004

Re:	TRX. Inc.
Registration Statement on Form S-1
File No. 333-124741 - Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461, TRX, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare such Registration Statement effective at 3:00 EDT on Wednesday, September 21, 2005. or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The acceleration request of Credit Suisse First Boston LLC, as managing underwriter of the offering, together with supplemental information concerning the distribution of the preliminary prospectus, will be sent to you today via facsimile by Credit Suisse First Boston LLC.

The Company hereby confirms that as of the date hereof and except as disclosed or incorporated by reference in the Registration Statement, there has been no material change in the operating or financial condition of the Company since the date of the latest financial data with respect to such entities set forth in the Registration Statement. In addition, the Company hereby represents that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
TRX, Inc.

By:	/s/ Timothy J. Severt
Timothy J. Severt
Executive Vice President, Administration

6 West Druid Hills Drive | Atlanta, Georgia 30329 USA | 404 929 6100

September 16, 2005	JILL M. WALLACH
Director

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW	(212) 538-1474
Washington, D.C. 20549-1004	(917) 326-8692
jill.wallach@csfb.com
Attn: David Roberts, Esq.

Re:	TRX, INC.
Registration Statement on Form S-1
File No, 333-124741 – Acceleration Request

Dear Mr. Roberts:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC THOMAS WEISEL PARTNERS LLC LEGG MASON WOOD WALKER, INCORPORATED SUNTRUST CAPITAL MARKETS, INC.
As Representatives

By:	Credit Suisse First Boston LLC

/s/ Jill M. Wallach
Jill M. Wallach
Director

September 16, 2005	JILL M. WALLACH
Director

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW	(212) 538-1474
Washington, D.C. 20549-1004	(917) 326-8692
jill.wallach@csfb.com
Attn: David Roberts, Esq.

Re:	TRX, INC.
Registration Statement on Form S-1
File No. 333-124741 – Acceleration Request

Dear Mr. Roberts:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 3:00 EDT on September 21, 2005 or as soon thereafter as practicable.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC THOMAS WEISEL PARTNERS LLC LEGG MASON WOOD WALKER, INCORPORATED SUNTRUST CAPITAL MARKETS, INC.
As Representatives

By:	Credit Suisse First Boston LLC

/s/ Jill M. Wallach
Jill M. Wallach
Director

September 16, 2005	JILL M WALLACH
Director

Securities and Exchange Commission Division of Corporate Finance
450 Fifth Street NW	(212) 538-1474
Washington, D.C. 20549-1004	(917)326-8692
jill.wallach@csfb.com
Attn: David Roberts, Esq.

Re:	TRX, INC.
Registration Statement on Form S-1
File No. 333-124741 – Acceleration Request

Dear Mr. Roberts:

The following information with respect to the distribution of the preliminary prospectus dated September 6, 2005 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of preliminary prospectuses dated September 6, 2005 as distributed between September 6, 2005 and September 20, 2005 is as follows;

No. of Copies dated September 6, 2005
To Prospective Underwriters	9,394
To Institutions	1,071
To Individuals	775
To Statistical Services	10

Total	11,250

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC THOMAS WEISEL PARTNERS LLC LEGG MASON WOOD WALKER, INCORPORATED SUNTRUST CAPITAL MARKETS, INC.
As Representatives

By:	Credit Suisse First Boston LLC

/s/ Jill M. Wallach
Jill M. Wallach
Director